February 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Jan Woo
Stephen Krikorian
Matthew Crispino
Morgan Youngwood

Re:	IAC/InterActiveCorp
Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”)
Filed February 2, 2021
File No. 333-251656

Ladies and Gentlemen:

On behalf of IAC/InterActiveCorp (“IAC”) and Vimeo Holdings, Inc. (“Vimeo SpinCo” and together with IAC, the “Registrants”), we are providing the Registrants’ responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 16, 2021, with respect to the above-referenced Registration Statement on Form S-4/A (the “Registration Statement”). The Registrants are concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Registrants’ response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. Except as otherwise indicated below, all references to page numbers in these responses are to the pages of Amendment No. 2.

Registration Statement on Form S-4/A

Trends in Our Favor, page 149

1.	In the revised disclosure on page 149, you cite a 2020 study by GlobalWebIndex that was completed for Vimeo. Please file a consent by GlobalWebIndex as an exhibit to the registration statement or tell us why it is not required. Refer to Rule 436 of the Securities Act.

Response: The Registrants acknowledge the Staff’s comment, and respectfully submit to the Staff that GlobalWebIndex is not an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Registrants do not believe a consent of GlobalWebIndex is required to be filed as an exhibit to the Registration Statement.

Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.”

GlobalWebIndex is a market research and audience targeting firm that collects and aggregates data for use by its customers for marketing and other business purposes. The information attributed to GlobalWebIndex in the Registration Statement reflects aggregated data collected by GlobalWebIndex. Accordingly, the Registrants respectfully submit that (i) GlobalWebIndex is not among the enumerated professions under Section 7 of the Securities Act, (ii) GlobalWebIndex is not within a “profession [that] gives authority to a statement made by [such providers],” (iii) the related information contained in the Registration Statement does not reflect the opinion or judgment of an “expert” but rather the summation of aggregated collected data obtained from a survey of companies concerning their use of video and levels of employee engagement conducted by GlobalWebIndex and (iv) the Registrants neither expressly identified GlobalWebIndex as an “expert” in the Registration Statement nor purported to make statements in the Registration Statement on the authority of GlobalWebIndex as an “expert.” Registrants identified GlobalWebIndex in response to the Staff’s prior comment requesting that Registrants provide the sources of certain factual information, not to indicate that Registrants view GlobalWebIndex as an “expert” within the meaning of Rule 436. Accordingly, the Registrants respectfully submit that GlobalWebIndex should not be considered an “expert” within the meaning of Section 7 of the Securities Act and/or Rule 436 of the Securities Act.

In addition, the Registrants note that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The Registrants respectfully advise the Staff that the GlobalWebIndex report was commissioned for business and marketing purposes, and not in contemplation of the Registration Statement.

As a result of the foregoing, the Registrants submit that GlobalWebIndex is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

Information about SpinCo after the Spin-off

Management Overview, Page 162

2.	Please clarify the portion of your response to prior comment 5 that indicates you do not regularly calculate or use NRR as an internal operating metric with respect to self-serve subscriptions.

Response: In response to the Staff’s prior comment 5, the Registrants had previously revised the disclosure appearing on page 148 of Amendment No. 1. In the Registrants’ correspondence to the Staff dated February 2, 2021, the Registrants stated, among other things, that “Vimeo, Inc. does not regularly calculate or use NRR [Net Revenue Retention] as an internal operating metric with respect to self-serve subscriptions (i.e., those customers who sign up for a subscription with a credit card without any sales touch) or with respect to Vimeo, Inc.’s overall operations.”

In response to the Staff’s comment 2 above, the Registrants respectfully advise the Staff as follows: As part of its management of its business, Vimeo, Inc. regularly calculates various metrics that its management team reviews, among themselves and with Vimeo, Inc.’s parent company, on a monthly, quarterly and annual basis. These metrics include total subscribers and average revenue per subscriber (“ARPU”), but do not include NRR for self-serve subscriptions. In the past, Vimeo, Inc. has calculated NRR for self-serve subscriptions on a limited and ad hoc basis. Vimeo, Inc. did not calculate NRR for self-serve subscriptions for management review during 2020 and has not done so to date in 2021.

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If you have any questions, please do not hesitate to contact me at (212) 403-1172 or JELevine@wlrk.com.

Very truly yours,
/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kendall F. Handler, IAC/InterActiveCorp
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz